Filed Pursuant To Rule 433

Registration No. 333-209926

April 20, 2016

Gold ETFs good way to hedge; investors urged to wait for bargains

Benchmark | 2016-04-19

By Edward Leung

In view of recent market volatility over almost all aspects of the international financial and commodities markets, Gold ETFs remains viable options for international investors to hedge against fluctuation in other forms of assets as gold often does not move in correlation, according to Robin Tsui, State Street Global Advisors VP and ETF gold specialist for the APAC SPDR ETF Business. However, investors should also note recent oil price and US Fed rate movements when considering their positions in gold related instruments, experts urged.

According to Tsui, Gold ETFs offer investors a relatively cost-efficient and secure way to own gold. Gold ETFs offer transparency (related ETF and market data can be easily accessed) and a lower price-per-ounce than gold coins, and the transaction costs of Gold ETFs are generally lower than costs associated with the purchase, storage, and insurance of physical gold. Further, it can be bought through a standard brokerage account). “Investing in gold through a Gold ETF such as the SPDR Gold Shares (GLD) is cheaper than buying physical gold bars or coins due to its low bid/ask spread (0.01%), “ he added.

In terms of cost, Gold ETFs charge an annual expense ratio to cover for their management and administrative costs, and there are also commission charges to trade the Gold ETFs on the exchange.

According to ETFdb.com, SPDR Gold Shares ETF is currently topping the US market with an average volume of 11,868,107 and a YTD of 17.1% as of April 13th 2016. iShares Gold Trust ETF comes in second with an average volume of 8,810,727 and a YTD of 17.3%.

In addition, Robin emphasized that Gold ETFs are correlated to the price of gold at almost +1 as ETFs are generally backed by physical gold, while at the same time having low correlation with other type of assets such as equities and bonds. He said, “It is important to note that gold’s correlation with other key asset classes tends to get more negative during periods of economic contractions, hence, gold can act as a better hedge against tail risk from unexpected market events, such as the Global Financial Crisis in 2008.”

The price of gold, recent movements in gold markets, and Gold ETFs all seem to confirm this correlation. James Steel, Chief Precious Metals Analyst at HSBC, told “The Guardian” that he was “moderately bullish” on gold, with a 2016 average price forecast of $1,205.

All in all, gold bullion has risen by 16% since the beginning of 2016. Concurrently, SPDR Gold Trust GLD in New York reported USD$117.92 on April 18th, a rise of USD$0.82 or 0.7%, from the previous trading day.

Jeffrey Currie and Max Layton, commodities analysts at Goldman Sachs, said during a February interview with CNBC that there was still room for gold price to fall, with a 12-month target of USD$1000 per troy ounce in view of the US Fed’s rate hike prospects. Investors should stay put for the best price to come.

Clients should short gold while “trying to maintain a position with constant maturity,” they added, while demand from emerging markets such as China would still put a floor under overall gold price for the year. SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.